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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF SEPTEMBER, 2001





                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X   Form 40-F
                                      ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---          ---

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                              VISIBLE GENETICS INC.

         On September 26, 2001, we reported that we received clearance from the U.S. Food and Drug Administration ("FDA") to market our TRUGENE(TM) HIV-1 Genotyping Kit and OpenGene(TM) DNA Sequencing System for routine clinical use, becoming the first HIV drug resistance test to receive clearance from the FDA.

         The TRUGENE HIV-1 Genotyping Kit and OpenGene System was submitted to the FDA on September 5, 2000 as an "integrated system" comprised of the chemistry, hardware, software and interpretive patient report necessary to generate test results. The report provides information to the physician about which antiretroviral drugs are likely to be effective in treating the HIV infection of an individual patient.

         The TRUGENE HIV-1 Genotyping Kit and OpenGene DNA Sequencing System is intended for use in detecting HIV genomic mutations (in the protease and part of the reverse transcriptase regions of HIV) that confer resistance to specific types of anti-retroviral drugs, as an aid in monitoring and treating HIV infection. It is intended for use as an aid to qualified clinicians in the therapeutic management of HIV-1 infected patients in conjunction with all relevant clinical and laboratory findings and the prescribing information of the drugs in question.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VISIBLE GENETICS INC.


Date: September 27, 2001      By: /s/ Marguerite Ethier
                                  ---------------------------
                                  Name: Marguerite Ethier
                                  Title: Vice President and General Counsel